Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2015	2014	2013
Earnings:
Net earnings before income taxes	$159.2	$291.8	$174.1
Less: capitalized interest	(1.5)	(0.3)	(0.6)
Plus: fixed charges	26.5	23.3	21.1
	$184.2	$314.8	$194.6

Fixed Charges:
Interest charges	$21.5	$20.1	$17.9
Capitalized interest	1.5	0.3	0.6
Plus interest factor in operating rent expense	3.5	2.9	2.6
	$26.5	$23.3	$21.1

Ratio of earnings to fixed charges	6.95x	13.51x	9.22x